Exhibit 99.1

Date: 18/07/2011
To: All Canadian Securities Regulatory Authorities

Subject: Mag Silver Corp.

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :		Annual General and Special Meeting
Record Date for Notice of Meeting :		12/08/2011
Record Date for Voting (if applicable) :		12/08/2011
Beneficial Ownership Determination Date :		12/08/2011
Meeting Date :		15/09/2011

Meeting Location (if available) :		The Fairmont Waterfront. 900 Canada
Place Way, Vancouver, BC, V6C 3L5
Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	55903Q104	CA55903Q1046

Sincerely,

Computershare Trust Company of Canada /
Computershare Investor Services Inc.

Agent for Mag Silver Corp.